FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____   No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on issue of short-term debentures by Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on September 11, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF SHORT-TERM DEBENTURES

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As resolved at the 2008 annual general meeting of the Company held on 18 June 2009, the Company has been given a mandate to issue within the PRC short-term debentures of a principal amount not exceeding RMB10 billion (in either one or multiple tranches) within 12 months from the date on which the shareholders’ approval was obtained.

The Company has completed the issue of the second tranche of the Company’s short-term debenture for 2009 on 9 September 2009 (the “Debenture”). The Debenture was issued and placed through book-building. The total issuing amount was RMB5 billion with a maturity period of 270 days whereas the unit face value is RMB100 and the interest rate is 2.32%.

Bank of China Limited acts as the lead underwriter to form the underwriting syndicate for the Debenture, which will be placed through book-building and issued in the bond market among banks in the PRC. The proceeds from the Debenture will be used to repay bank loans, improve the Company’s debt structure and supplement short-term operational working capital.

The relevant documents in respect of the Debenture are posted on the websites of Chinamoney (中國貨幣網) at www.chinamoney.com.cn and Chinabond (中國債劵網) at www.chinabond.com.cn, respectively.

The Debenture does not constitute any transaction under Chapter 14 and Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
 (Executive Director)
 Huang Long
 (Non-executive Director)
 Wu Dawei
 (Non-executive Director)
 Huang Jian
 (Non-executive Director)
 Liu Guoyue
 (Executive Director)
 Fan Xiaxia
 (Executive Director)
 Shan Qunying
 (Non-executive Director)
 Xu Zujian
 (Non-executive Director)
 Huang Mingyuan
 (Non-executive Director)
 Liu Shuyuan
 (Non-executive Director)

Liu Jipeng
 (Independent Non-executive Director)
 Yu Ning
 (Independent Non-executive Director)
 Shao Shiwei
 (Independent Non-executive Director)
 Zheng Jianchao
 (Independent Non-executive Director)
 Wu Liansheng
 (Independent Non-executive Director)

Beijing, the PRC
11 September 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                               HUANENG POWER INTERNATIONAL, INC.

                               By  /s/ Gu Biquan

                               Name:     Gu Biquan

                              Title:         Company Secretary

Date:    September 11, 2009